UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-14097

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS LaSALLE FACTORY

EMPLOYEE SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer-Danfoss Inc.

2800 E. 13th Street

Ames, Iowa  50010

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1.                                       Financial Statements:

Report of Independent Registered Public Accounting Firm, LWBJ, LLP

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009

Notes to Financial Statements

Supplemental Schedules:

Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010

2.                                       Exhibit:

23            Consent of LWBJ, LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 24, 2011	SAUER-DANFOSS LaSALLE FACTORY
EMPLOYEE SAVINGS PLAN

	By:	Sauer-Danfoss (US) Company
Plan Administrator

	By:	/s/ Kenneth D. McCuskey
Kenneth D. McCuskey, Vice President

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements

and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm)

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements

and Supplemental Schedule

December 31, 2010

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee

Sauer-Danfoss LaSalle Factory Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

As described in Note 5 to the financial statements, the Company has terminated the Plan subsequent to year-end. In accordance with accounting principles generally accepted in the United States of America, the Plan has valued Plan assets on a liquidation basis in presenting the 2010 and 2009 financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974. The supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ LWBJ, LLP

West Des Moines, Iowa

June 24, 2011

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

(Liquidation Basis)

December 31, 2010 and 2009

	2010	2009

Assets
Investments, at fair value	$1,202,991	$1,294,079
Total assets and net assets available for benefits	$1,202,991	$1,294,079

See accompanying notes.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

(Liquidation Basis)

For the years ended December 31, 2010 and 2009

	2010	2009

Additions
Investment income	$23,281	$32,745
Net realized and unrealized gains on Plan investments	82,895	199,042
Other income	7,380	651
Total additions	113,556	232,438

Deductions
Benefits paid	201,956	506,652
Fees	2,688	3,364
Total deductions	204,644	510,016
Net decrease in net assets available for benefits	(91,088)	(277,578)

Net assets available for benefits:
Beginning of year	1,294,079	1,571,657
End of year	$1,202,991	$1,294,079

See accompanying notes.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

1.     Description of the Plan

The following description of the Sauer-Danfoss LaSalle Factory Employee Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covered any person regularly employed by Sauer-Danfoss (US) Company (the “Company”) in an hourly-paid factory position at its LaSalle, Illinois manufacturing facility (“LaSalle”).  Persons employed on a part-time, temporary, or irregular basis for less than 1,000 hours per year were excluded from coverage, until the time that such person completed 1,000 hours of service in a consecutive twelve-month period.

The Company closed its LaSalle facility on February 23, 2007.  As a result, there are no active employee participants in the Plan at December 31, 2010 and 2009.  The Plan continues to operate for those participants who have previously received contributions under the Plan and who have not yet exercised their distribution options upon termination of employment.

Subsequent to year-end, the Company terminated the Plan with all assets distributed by May 31, 2011.

Administration

The Plan is administered by the Employee Benefit Committee of the Company (the “Plan Administrator”).

Trustee

Bank of America, NA (“Trustee”) has been designated as Trustee of the Plan.

Contributions

Prior to the LaSalle closure, the Plan was funded by employee and employer contributions.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Participant Accounts

Participants have the option to invest contributions in the following funds or collective trusts:

•                  INVESCO Stable Value Trust

•                  Merrill Lynch Equity Index Trust XII

•                  Allianz NFJ Small Cap Value Fund – Institutional Class

•                  Thornburg International Value Fund – Class R5

•                  Wells Fargo Small Cap Value (NLD) Fund – Investor Class

•                  PIMCO Total Return Fund – Administrative Class

•                  Lord Abbett Mid Cap Value Fund – Class A

•                  American Growth Fund of America – Class R4

•                  Eaton Vance Large Cap Value Fund – Class I

•                  Managers Times Square Mid Cap Growth Fund – Institutional Class

•                  Dreyfus Bond Market Index Fund – Class N

•                  Northern Trust Global Investments (NTGI) – QM Collective All Country World ex-US Equity Index Fund – Tier M

•                  Merrill Lynch Extended Market Index Fund – Tier V

•                  Schwab Indexed Retirement Trust Target Date Funds 2010

•                  Schwab Indexed Retirement Trust Target Date Funds 2015

•                  Schwab Indexed Retirement Trust Target Date Funds 2020

•                  Schwab Indexed Retirement Trust Target Date Funds 2025

•                  Schwab Indexed Retirement Trust Target Date Funds 2030

•                  Schwab Indexed Retirement Trust Target Date Funds 2035

•                  Schwab Indexed Retirement Trust Target Date Funds 2040

•                  Schwab Indexed Retirement Trust Target Date Funds 2045

•                  Schwab Indexed Retirement Trust Target Date Funds 2050

Participants can also invest in the Sauer-Danfoss Inc. Stock Fund, which invests in the common stock of Sauer-Danfoss Inc., the Company’s parent.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Participant Accounts (continued)

Participant accounts are credited for allocations of Plan earnings or losses.  Plan earnings or losses are allocated to participants based upon their relative percentages of each fund’s investment account balance.

Vesting

Participants are immediately vested in their own voluntary contributions and earnings thereon.

As a result of the LaSalle plant closure, all non-vested participants became immediately vested in their employer contributions and earnings thereon.

Payment of Benefits

While still employed, a participant could, for certain documented hardship reasons, make a withdrawal from his or her Participant’s Contribution Account at any time.  While still employed, a participant could also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59 1/2 or becoming disabled.

On termination of service for any reason other than death, a participant could elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary.  On termination of service by reason of death, the participant’s beneficiary(ies) could elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash.  A participant may elect to receive amounts distributed from the Sauer-Danfoss Inc. Stock Fund in whole shares, with any fractional shares paid in cash.

2.     Summary of Significant Accounting Policies

Plan Expenses

Administrative expenses of the Plan are generally paid by the Company.  However, mutual fund investment fees, collective trust investment fees and commissions with respect to activity in the Sauer-Danfoss Inc. Stock Fund, are paid for by the Plan.  A portion of the mutual fund and collective trust investment fees are used to cover recordkeeping service fees which would otherwise be chargeable to the Plan.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2.     Summary of Significant Accounting Policies (continued)

Basis of Presentation

As a result of the Company’s intent to terminate the Plan, the Plan’s financial statements for the years ended December 31, 2010 and 2009 have been prepared on a liquidation basis of accounting using fair value.  The Plan’s assets consist of the assets of the Sauer-Danfoss LaSalle Factory Employee Savings Plan Trust (the “Trust”).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto, in preparing these financial statements in conformity with U.S. generally accepted accounting principles.  Actual results could differ from these estimates.

Valuation of Investments

Investments in mutual funds are valued at quoted market prices, if available.  Investments not having an established market are valued at fair value as determined by the Trustee using the net asset value per share as permitted under a Financial Accounting Standards Board’s Accounting Standards Codification  (“ASC”) update adopted by the Plan for the year ended December 31, 2009.

Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses from securities transactions are reported on the average-cost method.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Federal Income Taxes

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated May 21, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”).  Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC. The Plan Administrator believes the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

On February 11, 2011, the Plan received a favorable determination letter from the IRS stating that termination of the Plan does not adversely affect its qualification.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3.     Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which categorizes the inputs used in measuring fair value. These categories include (in descending order of priority): Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

•                  Common/collective trusts:  These investments are public investment securities valued at net asset value. The inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally or corroborated by observable market data.  Common/collective trusts are classified as Level 2 because their value is based on other significant inputs.

•                  Mutual funds:  Valued based on quoted prices of identical assets in active markets and classified as Level 1.

•                  Sauer-Danfoss Inc. Stock Fund: Valued based on quoted prices of the Sauer-Danfoss Inc. stock, which is traded in active markets and classified as Level 1.

•                  Cash: Stated at fair value due to the short-term nature of the investment.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3.     Fair Value Measurements (continued)

The following table shows assets measured at fair value as of December 31, 2010 and 2009 on the Plan’s statement of net assets available for benefits and the input categories associated with those assets:

Description	Level 1	Level 2	Level 3	Fair Value at December 31, 2010
Investments:
Common/collective trusts:
Stable value fund	$—	$397,685	$—	$397,685
Target date funds	—	162,301	—	162,301
Passively-managed funds	—	57,313	—	57,313
Mutual funds:
Actively-managed funds	585,002	—	—	585,002
Sauer-Danfoss Inc. Stock Fund	663	—	—	663
Cash	27	—	—	27

Description	Level 1	Level 2	Level 3	Fair Value at December 31, 2009
Investments:
Common/collective trusts:
Stable value fund	$—	$480,927	$—	$480,927
Target date funds	—	153,924	—	153,924
Passively-managed funds	—	52,282	—	52,282
Mutual funds:
Actively-managed funds	606,631	—	—	606,631
Sauer-Danfoss Inc. Stock Fund	289	—	—	289
Cash	27	—	—	27

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4.     The Trust

The fair value of investments of the Trust at December 31, 2010 and 2009 were as follows:

	2010	2009

INVESCO Stable Value Trust (2) (3)	$397,685	$480,927
Merrill Lynch Equity Index Trust XII (1)	57,313	52,282
Allianz NFJ Small Cap Value Fund - Institutional Class	27,194	21,692
Thornburg International Value Fund - Class R5	27,118	34,888
Wells Fargo Small Cap Value (NLD) Fund - Investor Class	40,362	40,609
PIMCO Total Return Fund - Administrative Class	25,927	26,942
Lord Abbett Mid Cap Value Fund - Class A	18,282	18,480
American Growth Fund of America - Class R4 (2) (3)	156,278	153,881
Eaton Vance Large Cap Value Fund (2) (3)	254,010	278,216
Managers Time Square Mid Cap Growth Fund	35,831	31,922
Schwab Indexed Retirement Fund 2010 (2) (3)	63,281	65,346
Schwab Indexed Retirement Fund 2015	55,765	50,248
Schwab Indexed Retirement Fund 2025	36,880	32,720
Schwab Indexed Retirement Fund 2030	5,041	4,442
Schwab Indexed Retirement Fund 2040	1,284	1,124
Schwab Indexed Retirement Fund 2045	50	44
Sauer-Danfoss Inc. Stock Fund (1)	663	289
Cash	27	27
	$1,202,991	$1,294,079

(1) Party-in-interest of the Plan.

(2) Investments representing more than 5% of net assets available for benefits at December 31, 2010.

(3) Investments representing more than 5% of net assets available for benefits at December 31, 2009.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4.     The Trust (continued)

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2010 and 2009 were as follows:

	2010	2009

Dividends	$23,281	$32,745
Net realized and unrealized appreciation (depreciation):
INVESCO Stable Value Trust	1,624	9,440
Merrill Lynch Equity Index Trust XII (1)	7,342	10,033
Allianz NFJ Small Cap Value Fund - Institutional Class	5,043	3,295
Thornburg International Value Fund - Class R5	2,516	7,871
Wells Fargo Small Cap Value (NLD) Fund - Investor Class	6,154	15,907
Fidelity Equity Income Fund	—	50,268
PIMCO Total Return Fund - Administrative Class	338	1,437
Lord Abbett Mid Cap Value Fund - Class A	3,622	3,345
Eaton Vance Large Cap Value Fund - Class I	19,299	(301)
Schwab Indexed Retirement Trust Target Date Funds 2010	5,893	(57)
Schwab Indexed Retirement Trust Target Date Funds 2015	5,517	43
Schwab Indexed Retirement Trust Target Date Funds 2025	4,161	108
Schwab Indexed Retirement Trust Target Date Funds 2030	600	18
Schwab Indexed Retirement Trust Target Date Funds 2040	160	6
Schwab Indexed Retirement Trust Target Date Funds 2045	6	—
American Balanced Fund - Class R4	—	21,190
American Growth Fund of America - Class R4	15,164	37,953
Managers Special Equity Fund	5,366	591
Fidelity Advisor Mid Cap Fund - Class T	—	20,685
Sauer-Danfoss Inc. Stock Fund (1)	90	17,210
	$106,176	$231,787

(1) Party-in-interest of the Plan.

5.     Plan Termination

Subsequent to year-end, the Company terminated the Plan with all assets distributed by May 31, 2011.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

6.     Party-In-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies.  Sauer-Danfoss Inc., the Company’s parent, is a party-in-interest because Plan participants are able to invest in the Sauer-Danfoss Inc. Stock Fund.  The Trustee of the Plan was a party-in-interest in 2010 because Plan participants were able to invest in certain funds offered by affiliates of the Trustee.  These transactions are exempt and are not prohibited by ERISA.

7.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$1,202,991	$1,294,079
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,064)	(9,440)
Net assets available for benefits per Form 5500	$1,191,927	$1,284,639

The following is a reconciliation of net decrease in net assets available for benefits from the financial statements to Form 5500 at December 31:

	2010	2009

Net decrease in net assets available for benefits per the financial statements	$(91,088)	$(277,578)
Adjustment for liquidation basis 2009	9,440	(9,440)
Adjustment for liquidation basis 2010	(11,064)	—
Net decrease in net assets available for benefits per Form 5500	$(92,712)	$(287,018)

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

EIN: 42-1345015

PN: 006

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par, or Maturity Value	Cost	Value

	INVESCO	Stable Value Trust	$386,621	$386,621
*	Merrill Lynch	Equity Index Trust XII	49,886	57,313
	Allianz NFJ	Small Cap Value Fund - Institutional Class	22,151	27,194
	Thornburg	International Value Fund - Class R5	24,018	27,118
	Wells Fargo	Small Cap Value (NLD) Fund - Investor Class	34,024	40,362
	PIMCO	Total Return Fund - Administrative Class	25,887	25,927
	Lord Abbett Family of Funds	Mid Cap Value Fund - Class A	14,624	18,282
	American Funds	Growth Fund of America - Class R4	140,462	156,278
	Eaton Vance	Large Cap Value Fund - Class I	233,244	254,010
	Managers Times Square	Mid Cap Growth Fund - Institutional Class	30,201	35,831
	Schwab	Indexed Retirement Trust Target Funds 2010	57,671	63,281
	Schwab	Indexed Retirement Trust Target Funds 2015	50,248	55,765
	Schwab	Indexed Retirement Trust Target Funds 2025	32,720	36,880
	Schwab	Indexed Retirement Trust Target Funds 2030	4,442	5,041
	Schwab	Indexed Retirement Trust Target Funds 2040	1,124	1,284
	Schwab	Indexed Retirement Trust Target Funds 2045	44	50
*	Sauer-Danfoss Inc.	Sauer-Danfoss Inc. Stock Fund	289	663
	Cash	Cash	27	27
			$1,107,683	$1,191,927

*	Party-in-interest

See accompanying notes.